FPL GROUP, INC.
P.O. Box 14000
Juno Beach, Florida 33408-0420

June 17, 2005

VIA EDGAR TRANSMISSION & FACSIMILE

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Attention: Mr. Scott Anderegg

Division of Corporate Finance

Re:	FPL Group, Inc. Registration Statement on Form S-3, as amended Registration No. 333-125275

Ladies and Gentlemen:

        FPL Group, Inc. (the 'Company') respectfully hereby withdraws its request dated June 16, 2005, to have its Registration Statement on Form S-3, as it will be amended by Amendment No. 1 thereto (Registration No. 333-125275), declared effective at 5:00 p.m., on June 17, 2005.

Very truly yours,
FPL GROUP, INC.
By:	/s/ EDWARD F. TANCER Edward F. Tancer Vice President and General Counsel